N E W S   R E L E A S E

TALISMAN ENERGY SELLS CANADIAN NON-CORE ASSETS

FOR $379 MILLION

CALGARY, Alberta -June 14, 2006 -Talisman Energy Canada, a wholly owned subsidiary of Talisman Energy Inc., has entered into a number of agreements for the sale of non-strategic assets in Canada. These sales are expected to generate proceeds of C$379 million, made up of $371 million in cash, plus $8 million in land and other strategic assets. The assets being sold are producing approximately 7,000 boe/d, with proved reserves of 16 mmboe as at December 31, 2005. Thirteen transactions have been completed and it is expected that all 18 agreements will close by July 19, 2006. All sales are subject to customary closing adjustments and conditions, including regulatory and third party consents.  Tristone Capital Inc. acted as exclusive financial advisors to Talisman on the sales process.

“After the acquisition of Paladin Resources we announced that we would rationalize our North American and UK portfolios. These assets are not strategic to Talisman and we realized excellent value in the marketplace,” said Dr. Jim Buckee, President and Chief Executive Officer. “In total, we expect to generate about C$830 million from the combined UK and North American asset sales. The proceeds from these asset sales will more than repay the remaining balance on the Paladin acquisition bridge facility.”

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

  Corporate Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

15-06

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Advisory-forward-looking statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These statements include, among others, statements regarding the anticipated proceeds from assets dispositions in Canada and the United Kingdom, estimated closing dates and the use of the resulting proceeds, the impact of the asset dispositions, business strategy and plans, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this press release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release.
The completion of any asset dispositions is contingent on various factors, including favourable market conditions and receipt of any required approvals for such dispositions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

• the uncertainty of reserves estimates and reserves life;
• the uncertainty of estimates and projections relating to production;
• changes to closing dates and closing conditions, as well as the outcome and effects of completed acquisitions;
• changes in general economic and business conditions;
• the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
• the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's net proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Talisman has made additional voluntary disclosure of gross proved reserves. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.

Throughout this press release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

The calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~